UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VICARIOUS SURGICAL INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 92561V 109

(CUSIP Number)

Adam Sachs

c/o Vicarious Surgical Inc.

78 Fourth Avenue
Waltham, Massachusetts 02451

(617) 868-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92561V 109	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSON Chelvey International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,988,121 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,988,121 shares of Class A common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988,121 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.02% of the Class A common stock[1]
14	TYPE OF REPORTING PERSON OO

[1]	Calculated based on 98,833,822 shares of Class A common stock of the Issuer outstanding as of December 1, 2021.

CUSIP No. 92561V 109	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON E15 Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,988,121 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,988,121 shares of Class A common stock[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988,121 shares of Class A common stock[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.02% of the Class A common stock[3]
14	TYPE OF REPORTING PERSON OO, HC

[2]	Consists of 2,988,121 shares of Class A common stock of the Issuer held by Chelvey International Limited (“Chelvey”).
[3]	Calculated based on 98,833,822 shares of Class A common stock of the Issuer outstanding as of December 1, 2021.

CUSIP No. 92561V 109	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON Shrikant Patnaik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,988,121 shares of Class A common stock[4]
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,988,121 shares of Class A common stock[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988,121 shares of Class A common stock[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.02% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON IN, HC

[4]	Consists of 2,988,121 shares of Class A common stock of the Issuer held by Chelvey.
[5]	Calculated based on 98,833,822 shares of Class A common stock of the Issuer outstanding as of December 1, 2021.

CUSIP No. 92561V 109	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Philip Angus Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,159 shares of Class A common stock[6]
	8	SHARED VOTING POWER 3,288,121 shares of Class A common stock[7]
	9	SOLE DISPOSITIVE POWER 9,159 shares of Class A common stock[6]
	10	SHARED DISPOSITIVE POWER 3,288,121 shares of Class A common stock[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,280 shares of Class A common stock[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.34% of the Class A common stock[9]
14	TYPE OF REPORTING PERSON IN, HC

[6]	The number of shares of Class A common stock reflects all shares of Class A common stock acquired or issuable to Philip Angus Liang pursuant to applicable equity grants previously made which will become vested within 60 days after February 9, 2022.
[7]	Consists of (i) 2,988,121 shares of Class A common stock of the Issuer held by Chelvey and (ii) 300,000 shares of Class A common stock of the Issuer acquired pursuant to the PIPE Financing by E15 Fund Advisors (HK) Limited.
[8]	Consists of (i) 9,149 shares of Class A common stock of the Issuer held by Philip Angus Liang, (ii) 2,988,121 shares of Class A common stock of the Issuer held by Chelvey, and (iii) 300,000 shares of Class A common stock of the Issuer acquired pursuant to the PIPE Financing by E15 Fund Advisors (HK) Limited.
[9]	Calculated based on 98,833,822 shares of Class A common stock of the Issuer outstanding as of December 1, 2021.

CUSIP No. 92561V 109	13D	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial Statement on Schedule 13D filed on October 4, 2021 (as so amended, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share, of Vicarious Surgical Inc. (f/k/a D8 Holdings Corp.), a Delaware corporation (the “Issuer”). This Amendment No. 1 reflects, among other things, the recent distributions of shares of Class A common stock by Chelvey International Limited (“Chelvey”) to its sole shareholder, E15 Fund II, LP (“E15”), on a pro rata basis, for no consideration. In connection with such distribution, E15 subsequently distributed these shares to its limited partners on a pro rata basis, for no consideration. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between January 31, 2022 and February 7, 2022, Chelvey distributed an aggregate of 7,048,729 shares of Class A common stock of the Issuer to its sole shareholder, E15, on a pro rata basis, for no consideration. In connection with such distribution, E15 subsequently distributed these shares to its limited partners on a pro rata basis, for no consideration.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Class A common stock. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 92561V 109	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Chelvey International Limited, E15 Fund II, LP, Shrikant Patnaik and Philip Angus Liang, dated as of February 10, 2022.

2.	Amended and Restated Registration Rights Agreement, dated as of September 17, 2021, by and among the Issuer, the Sponsor, certain affiliates of the Sponsor and certain holders of Legacy Vicarious securities (incorporated by reference from Exhibit 10.11 of the Form 8-K of the Issuer filed with the Securities and Exchange Commission on September 23, 2021 (File No. 001-39384)).

CUSIP No. 92561V 109	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022	/s/ Shrikant Patnaik
Shrikant Patnaik

/s/ Philip Angus Liang
Philip Angus Liang

Chelvey International Limited

/s/ Shrikant Patnaik
Name: Shrikant Patnaik
Title: Director

/s/ Philip Angus Liang
Name: Philip Angus Liang
Title: Director

E15 Fund II, LP

/s/ Shrikant Patnaik
Name: Shrikant Patnaik
Title: Principal

/s/ Philip Angus Liang
Name: Philip Angus Liang
Title: Managing Partner